UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

The Staffing Group Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

852383207

(CUSIP Number)

Ryan Schadel

3270 Florence Road

Suite 200

Powder Springs, GA 30127

(770) 222-5888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852383207	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Labor Smart, Inc. 45-2433287
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 751,632[1] shares of Common Stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 751,632[2] shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,632[3] shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.78%[4]
14.	TYPE OF REPORTING PERSON (see instructions) CO

[1] Based on 675,172 shares of Common Stock of the Issuer currently owned, plus 76,190 shares that could be converted under the Convertible Note on April 12, 2016.

[2] Based on 675,172 shares of Common Stock of the Issuer currently owned, plus 76,190 shares that could be converted on April 12, 2016 under the Convertible Note.

[3] Based on 675,172 shares of Common Stock of the Issuer currently owned, plus 76,190 shares that could be converted on April 12, 2016 under the Convertible Note.

[4] Based on 1,278,626 shares of Common Stock of the Issuer, which includes the 1,202,436 shares outstanding as of April 12, 2016 plus an additional 76,190 shares if Labor Smart, Inc. elected to convert the balance of its Convertible Note.

CUSIP No. 852383207	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (the “Common Stock”), of The Staffing Group Ltd., a Nevada corporation (the “Issuer”), with its principal executive offices at 125 Townpark Drive, Suite 300, Kennesaw, GA 70130.

Item 2.  Identity and Background.

a)	This Schedule 13D is filed by Labor Smart, Inc., a Nevada corporation (“Labor Smart, Inc.”)
b)	The principal address of Labor Smart, Inc. is 3270 Florence Road, Suite 200, Powder Springs, GA 30127.
c)	Labor Smart, Inc. is company who provides temporary blue-collar labor staffing services. It supplies general laborers on demand to the light industries, including manufacturing, logistics, and warehousing, skilled trades’ people, and general laborers to commercial construction industries.
d)	During the last five years, Labor Smart, Inc., has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e)	During the last five years, Labor Smart, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Labor Smart, Inc. previously purchased 1,758,618 shares (35,172 shares post-reverse stock split) in the open market for approximately $85,529.27. On November 30, 2015, Labor Smart, Inc. purchased 2,000,000 shares (40,000 shares) post-reverse stock split) directly from the Issuer in a private transaction for $80,000. The funds used to purchase the shares came from Labor Smart, Inc.’s working capital. On December 18, 2015, the Issuer issued a convertible promissory note (the “Convertible Note”) to Labor Smart, Inc. in exchange for an $80,000 cash payment. Under the terms of the Convertible Note, Labor Smart may, at its election, convert any or all of the outstanding balance of the Convertible Note into shares of the Issuer’s common stock at a twenty-five percent (25%) discount to the market price of the Issuer’s common stock prior to the conversion(s). On April 1, 2016, Labor Smart sold the operating assets of four of its branch operations to the Issuer for cash, a promissory note and 600,000 shares of restricted common stock. In conjunction with the sale, Labor Smart sold its Series A Preferred Stock to the Chief Executive Officer of the Issuer.

Item 4.  Purpose of Transaction.

Our intent is to influence management to take advantage of strategic partnerships, acquisitions, and/or leverage our combined resources. It is our belief that the Issuer is undervalued due to circumstances beyond management’s control. We have been successful in influencing management to sell unprofitable operations as well as effect a change in management. We will continue to seek influence in new management’s direction and will seek opportunities to leverage combined resources for revenue growth opportunities.

Item 5.  Interest in Securities of the Issuer.

a)	As of the date hereof, Labor Smart Inc. beneficially owns 751,632 shares of common stock of the Issuer (approximately 58.78%).
b)	Number of shares as to which such person has:
•	Sole power to vote or to direct vote: 751,632 shares of Common Stock
•	Shared power to vote or to direct the vote: 0
•	Sole power to dispose or to direct the disposition of: 751,632 shares of Common Stock
•	Shared Power to dispose or to direct the disposition of: 0
c)	During the last sixty (60) days, Labor Smart, Inc. acquired 600,000 shares of restricted common stock from the Issuer pursuant to the sale by Labor Smart, Inc. to the Issuer of the operating assets of four of its branch locations.
d)	Not applicable
e)	Not applicable

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (the “Common Stock”), of The Staffing Group Ltd., a Nevada corporation (the “Issuer”), with its principal executive offices at 125 Townpark Drive, Suite 300, Kennesaw, GA 70130.

CUSIP No. 852383207	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 18, 2015, the Issuer issued the Convertible Note to Labor Smart, Inc. in exchange for an $80,000 cash payment. Under the terms of the Convertible Note, Labor Smart may, at its election, convert any or all of the outstanding balance of the Convertible Note into shares of the Issuer’s common stock at a twenty-five percent (25%) discount to the market price of the Issuer’s common stock prior to the conversion(s).

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2016

/s/Labor Smart Inc.

By: Ryan Schadel

Its: CEO